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                                                     Filed By Neoforma.com, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                              And deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                              Subject Companies:  Eclipsys, Inc.
                                                              HEALTHvision, Inc.
                                                                   Novation, LLC

                                                  Commission File No.: 000-28715

                               HANDOUT REGARDING
                      NEOFORMA'S PROPOSED ACQUISITIONS OF
                         ECLIPSYS, HEALTHVISION AND THE
                 PROPOSED COMMERCIAL RELATIONSHIP WITH NOVATION

[NEOFORMA.COM LOGO]              [ECLIPSYS LOGO]             [HEALTHvision LOGO]



                                   INTRODUCING

                                  Healthvision
          Accelerating e-health solutions for healthcare organizations

With the proposed merger of Neoforma.com, Eclipsys, and HEALTHvision, we expect to create the leading e-health company, Healthvision, that will offer clinical/care, financial, and supply chain solutions. All three of us are focused on bringing the best Internet solutions to healthcare organizations. Eclipsys solutions are already in 1,400 hospitals; the HEALTHvision Internet infrastructure is used by 1,200 facilities; and Neoforma.com was recently named the exclusive provider of e-commerce supply chain management services to Novation, the largest healthcare purchasing organization in the world. When the mergers are complete, we believe we will have created the first mover solution in healthcare technology - a company that offers the broadest range of component solutions, all of which are operational today and directly address 80 percent of healthcare organizations' costs.

- ECLIPSYS brings industry-leading solutions that support both care and revenue management, providing strong clinical, access and financial knowledge-based solutions that help healthcare organizations (HCO) balance and improve their clinical, financial and satisfaction outcomes. In addition, Eclipsys provides a suite of Internet-based application integration solutions via its eWebIT(TM) technology.

- HEALTHvision brings customers a common Internet infrastructure that uses an open, HCO-based e-health platform which connects patients, their families, consumers, employees, and physicians. In particular, it is the pioneer of a next-generation web-based physician/patient secure clinical messaging system.

- Neoforma.com brings a global, neutral e-commerce marketplace. The recently announced relationship with Novation will bring new scale to the exchange through Novation's agreement to exclusively promote Neoforma.com's marketplace to the over 6,500 healthcare organizations and 25,000 physicians using its supply chain management services. Completion of the recently announced merger with EquipMD will bring access to an additional 15,000 physicians. Neoforma.com's Shop, Auction and Plan services together address the entire healthcare purchasing lifecycle.

- NOVATION, the supply company of VHA and UHC, two national healthcare alliances, represents approximately 30% of healthcare purchasing in the U.S. The foremost supply cost management organization in healthcare, Novation manages more than $14 billion in annual purchases for members and affiliates of VHA, UHC and HealthCare Purchasing Partners Intl., LLC
        (HPPI).


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              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


This information contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations and beliefs of managements of Neoforma.com, Inc., Eclipsys Corporation, HEALTHvision, Inc., and Novation, LLC and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following risks, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the transactions may not be consummated due to the failure to obtain regulatory or other approvals or the failure of the Neoforma, Eclipsys, or HEALTHvision, stockholders to approve the mergers; the risk that the Neoforma, Eclipsys and HEALTHvision businesses will not be integrated successfully and that there may be unanticipated costs of such integration; the ability of the commercial agreement with Novation to generate substantial revenues for the combined company; the ability of the combined company to compete effectively with larger competitors or consortiums of healthcare suppliers that have greater resources; the ability of the combined company to retain and hire key executives, technical personnel and other employees; the ability of the combined company to manage its growth and the difficulty of successfully managing a larger, more geographically dispersed organization; the ability of the combined company to successfully manage its changing relationships with customers, suppliers and strategic customers; the willingness of the combined company's customers to accept the new service offerings and, in particular, the risk that healthcare providers may not adopt the Internet for electronic commerce as rapidly as anticipated; the risk that security breakdowns on the Internet might adversely affect the growth of electronic commerce; and increasing competition in the various markets serviced by the combined company.


              WHERE YOU WILL BE ABLE TO FIND ADDITIONAL INFORMATION

INVESTORS AND SECURITY HOLDERS OF ALL COMPANIES ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Neoforma and Eclipsys expect to mail a joint proxy statement/prospectus describing their merger and the related transactions to their respective stockholders. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Neoforma and Eclipsys by directing such requests to the respective contacts listed above.